United States securities and exchange commission logo





                              March 10, 2023

       Phillip Torrence
       Partner
       Honigman LLP
       650 Trade Centre Way, Suite 200
       Kalamazoo, MI 49002

                                                        Re: Zevra Therapeutics,
Inc.
                                                            Preliminary Proxy
Statement on Schedule 14A filed by Daniel Mangless
                                                            Filed March 3, 2023
                                                            File No. 001-36913

       Dear Phillip Torrence:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A filed March 3, 2023

       General

   1. Please note that the correct EDGAR tag for the initial filing would have been PREC14A, rather than PREN14A.
Please use correct tags in the future, including PRRN14A for an amended preliminary
filing.
   2. Please switch the order of Proposals 2 and 3, so that they track the order found in the
                                                        Company's proxy
statement.
   3. Please provide the information for Daniel J. Mangless required by Item 5(b)(1)(ii), (viii), and (xii) of Schedule
14A. For the participant nominees, please provide the disclosure required by Item
5(b)(1)(viii) and (xii) of Schedule 14A.
   4. We note the references to votes "withheld" on pages 14 and 19. However, with respect to proposals 2 and 3,
there is no "WITHHOLD" voting option. Please revise, or advise.
 Phillip Torrence
FirstName
Honigman LastNamePhillip Torrence
            LLP
Comapany
March       NameHonigman LLP
        10, 2023
March2 10, 2023 Page 2
Page
FirstName LastName
5. We note the following disclosure on page 5: "Your broker cannot vote your shares of
         Common Stock on non-routine matters on your behalf without your instructions." To avoid confusion, please clarify the disclosure so as to avoid the implication that certain matters may be non-routine in these circumstances. It is our understanding that brokers who receive and pass along your soliciting materials to their beneficial owner clients will not have any discretionary authority to vote the relevant underlying shares in the absence of instructions from the relevant beneficial owners. Please revise the disclosure, or advise.
6. We note the disclosure at the bottom of page 15 regarding the recommendation and intended voting with respect to Proposal 3. Such disclosure is inconsistent with related disclosure with respect to Proposal 3 that appears on the proxy card. Please reconcile and ensure consistent treatment throughout the proxy statement and proxy card.
Reasons for Our Solicitation, page 8

7. We note the disclosure at the bottom of page 10 regarding the possibility of additional or substitute nominees. Please qualify such disclosure by referring to limits that may apply to the Proponent's approach in this regard as a result of the Company's organizational documents or applicable law, as has been disclosed elsewhere on pages 13 and 31.
Additional Participant Information, page 21

8. We note the reference to Rule 14a-19(b)(3) on page 21. It appears that the reference should be to Rule 14a-19(a)(3). Please revise accordingly, or advise. Appendix B, page 25

9.       Please clarify the meaning of "Transfer" for the action taken on March
1, 2021.
Proxy Card, page 31

10.      Please mark the proxy card as preliminary. See Rule 14a-6(e)(1).
11. Please describe the treatment of proxies voted for too few nominees. See Rule 14a-
         19(e)(7). In this regard, the existing disclosure on page 18 with respect to an undervote may be repeated here.
12. Please provide a more detailed description of the bylaw repeal proposal.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Phillip Torrence
Honigman LLP
March 10, 2023
Page 3

       Please direct any questions to Michael Killoy at (202) 551-7576 or David Plattner at
(202) 551-8094.



FirstName LastNamePhillip Torrence                         Sincerely,
Comapany NameHonigman LLP
                                                           Division of
Corporation Finance
March 10, 2023 Page 3                                      Office of Mergers &
Acquisitions
FirstName LastName